Exhibit 99.1

Robert Dépatie joins Rogers Communications as President and COO, Home & Business

Dépatie brings nearly 20 years of industry experience to the newly created role, responsible for Rogers Connected Home, Rogers for Business and Customer Experience segments

TORONTO, Dec. 2, 2021 — Rogers Communications announced that Robert Dépatie is joining the organization as President and Chief Operating Officer, Home & Business Division, effective December 6.

“I am thrilled to welcome Robert to our leadership team,” said Tony Staffieri, Interim President and CEO, Rogers. “With nearly 20 years of experience across telecommunication and media sectors, a proven track record of delivering shareholder value and driving strong execution, paired with deep knowledge of our business, Robert is well-positioned to lead our newly created Home & Business division. This new team under Robert’s leadership will enable us to deliver more choice and competition to consumers and businesses from coast-to-coast and positions us well to drive significant long-term growth when we come together with Shaw next year.”

Robert brings nearly 20 years of executive leadership in telecom and media experience, including four years as a member of the RCI Board of Directors. He was previously President and CEO of Quebecor Inc. and Quebecor Media and was also President and CEO of Vidéotron ltée for 10 years. In that role Robert delivered significant improvements in customer experience, revenue growth and operating profit.

“I have been a part of Rogers for many years and now I’m excited to take on this new role working closely with Tony and the executive team,” said Mr. Dépatie. “This is a critical time for Rogers and my focus is on driving shareholder value and long-term growth in our Home and Business segments, delivering the best possible customer experience and taking our incredible products and services to customers across the country when we merge with Shaw.”

The newly created Home & Business Division includes Connected Home, offering high-speed Internet, television, and smart home monitoring services, Rogers for Business, covering large Corporate, Public Sector and Small, Medium Enterprise segments and Customer Experience, serving all wireless and wireline customers.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements about expected results and the potential outcome of the proposed transaction with Shaw Communications Inc. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties and other factors (many of which are beyond our control) which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

For further information:

media@rci.rogers.com, 647-747-5118